SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated October 1, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


   CGI confirms date for release of its fourth quarter and fiscal 2002 results

Montreal, Quebec, October 1, 2002 - CGI Group (NYSE: GIB; TSX: GIB.A) today confirmed that it will hold its fourth quarter conference call on Tuesday, November 5, 2002 at 9:00 am (EDT). During the call, Serge Godin, chairman & CEO, Andre Imbeau, executive vice-president & CFO, and Paule Dore, executive vice-president & chief corporate officer will discuss CGI's financial results for the fourth quarter and fiscal year ended September 30, 2002. The financial results will be released before markets open on the same day, November 5.

Participants may listen to the call by dialing (888) 740-9683 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com.

For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

                                      -30-
For more information:

CGI, Investor Relations
Julie Creed                                        Ronald White
Vice President, Investor Relations                 Director, Investor Relations
(312) 201-4803                                     (514) 841-3230

CGI, Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CGI GROUP INC.
                                        (Registrant)


Date: October 1, 2002               By /s/ Paule Dore
                                    Name:  Paule Dore
                                    Title: Executive Vice-President
                                           and Chief Corporate Officer
                                           and Secretary